Filed by Johnson & Johnson
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Johnson & Johnson
Commission File No. 001-03215

Johnson & Johnson Form Customer Letter

Below is a template for a customer letter related to the proposed acquisition of Synthes, Inc. by Johnson & Johnson.

Additional Information and Where to Find It

Johnson & Johnson will file with the SEC a registration statement on Form S-4, in which a proxy statement will be included as a prospectus, and other documents in connection with the proposed acquisition of Synthes.  The proxy statement/prospectus will be sent to the stockholders of Synthes.  Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents which will be filed by Johnson & Johnson with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz-Blotzheim-Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations.  Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

(This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc.  Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies.  In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010.  Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes.  Neither Johnson & Johnson nor Synthes undertakes to update any forward-looking statements as a result of new information or future events or developments.)

[Date]

[Name]
[Address]

Dear Customer:

We are pleased to inform you that Johnson & Johnson has entered into a definitive agreement to acquire Synthes, a global developer and manufacturer of orthopaedic devices.  After the acquisition is completed, Synthes and the DePuy Companies of Johnson & Johnson together will create the most innovative and comprehensive orthopaedics business in the world.

As you know, DePuy offers a strong portfolio in joint replacement and sports medicine.  Synthes is a leader in several important market segments including trauma, cranio-maxillofacial and power tools. Both companies offer complementary portfolios for spinal surgery. We are confident that Synthes and DePuy together would provide you and your patients access to increased breadth and depth of technology to meet your orthopaedics needs.

We have tremendous admiration for Synthes, which is well respected in healthcare for its quality products, technological leadership and deep commitment to education and service.  We look forward to bringing together the complementary capabilities of our two organizations, including product development and robust pipelines, global reach in developed and particularly in emerging markets, and deep expertise and commitment to professional education.

Ultimately, we believe this merger will enable us to better meet the needs of the healthcare community, from individual clinicians to comprehensive hospital systems, and of course, the patients we all serve.

The acquisition is subject to a variety of approvals from regulatory authorities around the world, as well as from Synthes stockholders.  We expect the transaction to close in the first half of 2012.  In the meantime, DePuy and Synthes will continue operating independently and it will be “business as usual” for both companies.  Customer inquiries should continue to go to the companies separately, as you do today.

Please be assured that DePuy and Synthes share a dedication to the well-being of patients and an unwavering commitment to high quality, innovative products. We are committed to making operational changes resulting from the completion of the transaction as smooth as possible, and to continuing to provide the highest level of service to our customers.

We look forward to continuing to work with you to provide comprehensive treatment options for you and your patients.

Sincerely,

[INSERT NAME]

Additional Information and Where to Find It

Johnson & Johnson will file with the SEC a registration statement on Form S-4, in which a proxy statement will be included as a prospectus, and other documents in connection with the proposed acquisition of Synthes.  The proxy statement/prospectus will be sent to the stockholders of Synthes.  Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents which will be filed by Johnson & Johnson with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz-Blotzheim-Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations.  Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

(This letter contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc.  Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies.  In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010.  Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes.  Neither Johnson & Johnson nor Synthes undertakes to update any forward-looking statements as a result of new information or future events or developments.)